UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO.6)

SCHEDULE 13D/A

QIAO XING MOBILE COMMUNICATION CO.LTD
(Name of Issuer)

Common Stock
(Title of Class of Securities)

G73031109
(CUSIP Number)

Shah Capital Management
8601 Six Forks Road, Suite 630
Raleigh, NC 27615
Tel. No.: (919) 719-6360
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 16, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d 7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) Names of reporting persons:

Shah Capital Management

(2) Check the appropriate box if a member of a group:
(a)
(b)

(3) SEC use only

(4) Source of funds (see instructions)

OO

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) of Schedule 13D

N/A

(6) Citizenship or place of organization

NORTH CAROLINA

Number of shares beneficially owned by each reporting person with:

(7)  Sole voting power

0

(8) Shared voting power

5,559,170

(9) Sole dispositive power

0

(10) Shared dispositive power

5,559,170

(11) Aggregate amount beneficially owned by each reporting person

5,559,170

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

N/A

(13) Percent of class represented by amount in Row (11)

9.84%

(14) Type of reporting person (see instructions)

IA

(1) Names of reporting persons:

Shah Capital Opportunity Fund LP

(2) Check the appropriate box if a member of a group:
(a)
(b)

(3) SEC use only

(4) Source of funds (see instructions)

OO

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) of Schedule 13D

N/A

(6) Citizenship or place of organization

DELAWARE

Number of shares beneficially owned by each reporting person with:

(7)  Sole voting power

0

(8) Shared voting power

3,966,867

(9) Sole dispositive power

0

(10) Shared dispositive power

3,966,867

(11) Aggregate amount beneficially owned by each reporting person

3,966,867

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

N/A

(13) Percent of class represented by amount in Row (11)

7.02%

(14) Type of reporting person (see instructions)

PN

(1) Names of reporting persons:

Himanshu H. Shah

(2) Check the appropriate box if a member of a group:
(a)
(b)

(3) SEC use only

(4) Source of funds (see instructions)

PF

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) of Schedule 13D

N/A

(6) Citizenship or place of organization

UNITED STATES

Number of shares beneficially owned by each reporting person with:

(7)  Sole voting power

267,171

(8) Shared voting power

5,826,341

(9) Sole dispositive power

0

(10) Shared dispositive power

5,826,341

(11) Aggregate amount beneficially owned by each reporting person

5,826,341

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

N/A

(13) Percent of class represented by amount in Row (11)

10.31%

(14) Type of reporting person (see instructions)

IN

SCHEDULE 13D

Item 1. Security and Issuer

Common Stock of Qiao Xing Mobile Communication Co, Ltd.

Qiao Xing Mobile Communication Co, Ltd.
6 Zhongguancun South Street
10th Floor CEC Building
Beijing,  100086
China

Item 2. Identity and Background

(a). Name: SHAH CAPITAL MANAGEMENT.

(b). Business Address: 8601 Six Forks Road, Suite 630, Raleigh, NC 27615

(c). Principal business: Asset management

(d). During the last five years, the reporting person has not been convicted in a criminal proceeding.

(e). During the last five years, the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

(f). N/A

Item 3. Source and Amount of Funds or Other Consideration

In making the purchases of the shares of Common Stock, the reporting person uses the assets under management.

Item 4. Purpose of the Transaction

Item 4 shall be amended and restated as follows
The reporting person originally purchased the shares of Common Stock based on its belief that the shares of Common Stock, when purchased, were undervalued and represented an attractive investment opportunity. The reporting person has discussed with the Issuer its belief that the Issuer can create shareholder value by taking certain actions, including without limitation, (i)
addressing the Net Cash Value issue of the Issuer that has remained unnoticed and unrecognized by the market for a prolonged period; (ii) taking such standard, common measures that other cash-rich companies often take that could enhance the worth of this undervalued asset; and (iii) increasing the manpower for facilitating timely informational filings with authorities and to stay in touch with the investment community on a regular basis to keep them informed with the latest corporate information. The reporting person intends to review its investment in the Issuer on a continuing basis and in connection therewith, intends to engage in discussions with the Board of Directors, members of management, and/or other shareholders concerning
the business, assets, capitalization, financial condition,   operations,
management, strategy, and future plans of the Issuer, which discussions may include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D. Subject to applicable law and regulations, and depending upon certain factors, including without limitation, general market and investment conditions, the financial performance and strategic direction of the Issuer and the availability of shares of Common Stock at prices that would make the purchase of such shares desirable, the reporting person may, among other things, increase its position in the Issuer through the purchase of shares of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the reporting person deems advisable. In addition, the reporting person may, from time to time and at any time, acquire additional common shares and/or other equity, debt, notes, instruments, or other securities of the Issuer (collectively, Securities) in the open market or otherwise. The reporting person reserves the right to dispose of any or all of its Securities in the open market or otherwise, at any time and from time to time, to engage in any hedging or similar transactions with respect to the Securities, and/or otherwise change its intention with respect to any and all matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer

(a) Aggregate number of shares owned:
(b) Percentage of class of securities owned:
(c) Number of Shares to which reporting person has:
(i) Sole Voting Power
(ii) Shared Voting Power
(iii) Sole Dispositive Power
(iv) Shared Dispositive Power

 	SCM        Shah Capital Opportunity 	Himanshu
		   Fund LP

(a)	5,559,170	3,966,867		267,171
(b)	9.84%		7.02%			10.31%
(i)	N/A		N/A			267,171
(ii)	5,559,170	3,966,867		5,826,341
(iii)	N/A		N/A			267,171
(iv)	5,559,170	3,966,867		5,826,341

(c) N/A

(d) to (e). Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person has engaged in conversations with the Issuer to address ongoing concerns regarding corporate governance and structure

Item 7. Material to be Filed as Exhibits

1. Letter to QXM

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 28, 2011

Signature: Himanshu H. Shah/Sd.

Name/Title: Himanshu H. Shah, President and CIO